Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: August 4, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-  Q3 2005 results

just everywhere …

EPCOS AG

Interim Report on the Consolidated Financial Statements of EPCOS AG at June 30, 2005

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q3 2005:

Improved earnings despite weak demand

•	Sales of EUR 310 million up 4% sequentially, down 11% year on year

•	Automotive electronics strongest sales segment for first time

•	EBIT of minus EUR 1 million (minus EUR 27 million in previous quarter, plus EUR 19 million in previous year)

New orders and sales

Similar to the first half of the current fiscal 2005, the third quarter (April 1 to June 30, 2005) was characterized by weak demand and ordering by customers on short notice. That a moderate increase in new orders and sales could be achieved despite these circumstances is due above all to the growing contribution of new products, in particular piezo actuators for automotive diesel injection systems.

Comparison with Q2 2005

EPCOS’ business has continued to stabilize with slight growth in both new orders and sales being posted in Q3 2005.

New orders thus rose 4% from EUR 292 million to EUR 304 million. The largest growth rates were achieved in automotive and consumer electronics. Customers in industrial electronics and distributors have also increased their orders slightly. This more than compensates for the decline in telecommunications. In regional terms, the order intake recovered most vigorously in Germany and Asia.

Sales rose 4% from EUR 297 million to EUR 310 million. With the exception of telecommunications, this growth was driven by all industries – in particular by automotive electronics with its double-digit increase. In regional terms, Europe (excluding Germany) was able to reach the level of the previous quarter. In all other regions, EPCOS was able to increase its sales.

Comparison with Q3 2004

Overall, business in the third quarter of fiscal 2005 was noticeably weaker than in the previous year.

New orders of EUR 304 million in the third quarter of fiscal 2005 fell 8% year on year from EUR 331 million. This decline affected all industries with the exception of automotive electronics, for which double-digit growth rates were achieved. In regional terms, new orders in Germany reached the level of the previous year. In all other regions, in particular NAFTA and the other European countries, new orders decreased.

Sales fell 11% over the same period from EUR 348 million to EUR 310 million. In particular business with the telecommunications and consumer electronics industries and with distributors was noticeably weaker than in the previous year. The decline in sales of components for industrial electronics was far less pronounced. By contrast, the increase in sales of products for automotive electronics reached double digits. Thus, for the first time

EPCOS AG

automotive electronics, with a share of 24% in Q3 2005, has advanced to the strongest industry served by EPCOS.

Earnings

The quarter under review closed with nearly balanced earnings before interest and tax (EBIT) of minus EUR 1 million. Thus, earnings improved significantly against the previous quarter (minus EUR 27 million), which was burdened by special expenses. Major reasons for this positive development were the increased sales volume and improvements in production processes.

Earnings after tax for Q3 2005 were minus EUR 8 million (Q2 2005: minus EUR 49 million; Q3 2004: plus EUR 14 million) Besides interest expenses, the negative earnings also included tax expenses of EUR 4 million, which result from the regional distribution of earnings. Earnings per share for Q3 2005 were minus 12 eurocents against minus 74 eurocents for Q2 2005 and plus 21 eurocents a year ago.

The net cash flow after the first nine months of fiscal 2005 is minus EUR 105 million. This is due to accumulated losses and a build-up of assets. Current assets were affected by an increase in stocks of standard products. This will give EPCOS the flexibility necessary to take advantage of business opportunities at very short notice. Capital expenditure – above all for new products – exceeds depreciation after the first nine months. “In the meantime, we have already made the lion’s share of the expenditures needed to ramp up the production of our new products,” explains Chief Financial Officer Dr. Wilfried Backes. “In the coming fiscal year we will be able to lower our expenditures to a level significantly below depreciation again.”

Business segments

In the Capacitors segment, sales for the reporting period increased by 8% compared to the previous quarter (EUR 81 million). Against Q3 2004 sales were down by 3% from EUR 90 million to EUR 87 million.

Above all, the tantalum capacitor business continued to be weak. In particular, sales to the mobile phones industry and distributors were clearly below the level of the previous year. Sales of aluminum electrolytic capacitors remained more or less stable. Nevertheless, the strong demand from automotive electronics and distributors was not able to completely compensate for the decline in consumer electronics. The slightly higher sales of film capacitors was primarily due to the positive trend in power capacitors.

EBIT in Capacitors for the Q3 2005 improved to minus EUR 5 million against minus EUR 9 million in the previous quarter. Compared to the previous year (Q3 2004: minus EUR 1 million) earnings were burdened by high price erosion for conventional tantalum capacitors and the start-up costs for the volume production of the new tantalum polymer capacitors. Moreover, earnings were also affected by decreased volume against the previous year.

Sales in the Ceramic Components segment increased 6% from EUR 87 million in the previous quarter to EUR 92 million in Q3 2005, but were still 6% below the level of the previous year (EUR 97 million).

The main reason for this decline was the generally weak demand for ceramic capacitors and for temperature- and voltage-dependent resistors, which compared to the previous year was primarily due to a drop in demand from distributors and manufacturers of white goods,

EPCOS AG

respectively. These declines could not be offset by an increase in revenues for sensors in automotive applications and for piezo actuators.

In Ceramic Components, EBIT improved to minus EUR 2 million against the previous quarter’s figure of minus EUR 4 million. Against the previous year (plus EUR 5 million) however earnings declined, due primarily to the smaller sales volume.

Sales for the Surface Acoustic Wave Components (SAW) segment increased from EUR 85 million in the past quarter to EUR 87 million. Nevertheless they still remain 22% below the previous year’s level (EUR 111 million). The demand for SAW products for mobile phones and entertainment electronics was noticeably weaker than in the third quarter of fiscal 2004, a quarter followed by several quarters during which customers adjusted their inventories. The recovery that EPCOS had expected due to increased demand from Chinese mobile phone manufacturers has thus far not occurred. By contrast, sales revenues of SAW products for automotive electronics reached the same level as a year ago.

Despite the weak demand SAW Components improved its earnings to EUR 6 million for the quarter against EUR 4 million for the previous quarter (Q3 2004: plus EUR 13 million).

Third-quarter sales of EUR 44 million in the Inductors and Ferrites segment equaled those of the previous quarter and were 10% below the level posted in Q3 2004 (EUR 49 million).

Nearly all market segments showed weak demand for these products.

Despite the downturn in sales, EBIT in Inductors and Ferrites was slightly positive at EUR 0.4 million (Q2 2005: minus EUR 18 million, which included minus EUR 17 million for one-time expenses; Q3 2004: plus EUR 2 million).

Outlook

Business development for Q3 2005 has slightly improved against the previous quarter.

Nevertheless, the business environment remains difficult: business continues to be characterized by a large percentage of short-notice orders. There are still no signs of a significant and sustained recovery in business.

Against this background, EPCOS does not expect a significant improvement in the current fourth quarter 2005, despite the fact that the continued production ramp-up of new products will positively impact both sales and earnings. It will not be possible to compensate for the cumulative negative EBIT of EUR 26 million for the first nine months of fiscal 2005.

-----

EPCOS AG

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2004.

Further dates

Results for the fourth quarter of fiscal 2005 will be published on November 17, 2005 at the Annual Press Conference.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 9 months ended June 30, 2005 and 2004

(EUR thousand, except per share data)

	3rd Quarter		9 Months ended
Net sales	2005	2004	2005	2004
Third parties	262,646	294,132	758,025	856,463
Related parties	47,312	53,402	138,150	161,989

Total net sales	309,958	347,534	896,175	1,018,452
Cost of goods sold	(264,133)	(281,814)	(765,061)	(817,848)

Gross profit	45,825	65,720	131,114	200,604

Research and development expenses	(18,105)	(18,511)	(51,121)	(54,110)
Marketing and selling expenses	(29,503)	(30,824)	(84,759)	(91,403)
General and administrative expenses	(3,047)	(3,332)	(10,522)	(11,466)

	(50,655)	(52,667)	(146,402)	(156,979)

Operating income	(4,830)	13,053	(15,288)	43,625
Interest income	468	1,133	1,778	2,978
Interest expense	(2,883)	(2,277)	(7,802)	(7,689)
Foreign exchange gains/(losses), net	111	(1,547)	(4,197)	(6,953)
Impairment on goodwill	—	—	(11,800)	—
Other income, net	3,768	7,725	4,967	9,241
Share of net income of unconsolidated affiliates	91	—	(57)	(107)

Income before income taxes and minority interest	(3,275)	18,087	(32,399)	41,095
Provision for income taxes	(4,200)	(4,011)	(24,095)	(6,325)
Minority interest	(75)	(72)	(174)	(169)

Net (loss) income	(7,550)	14,004	(56,668)	34,601

Basic earnings per share	(0.12)	0.21	(0.87)	0.53
Diluted earnings per share	(0.12)	0.20	(0.87)	0.50

Reconciliation of Net (loss) income to EBIT
Net (loss) income	(7,550)	14,004	(56,668)	34,601
Minority interest	(75)	(72)	(174)	(169)
Provision for income taxes	(4,200)	(4,011)	(24,095)	(6,325)
(Loss) income before income taxes and minority interest	(3,275)	18,087	(32,399)	41,095
Interest result, net	(2,415)	(1,144)	(6,024)	(4,711)

EBIT	(860)	19,231	(26,375)	45,806

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

as of June 30, 2005 and September 30, 2004

(EUR thousand, except share data)

	June 30, 2005	Sep. 30, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	142,956	238,386
Accounts receivable, net	189,971	212,078
Inventories, net	260,795	240,996
Prepaid expenses and other current assets	60,818	47,540
Deferred income taxes	7,892	9,366

Total current assets	662,432	748,366

Property, plant and equipment, net	627,760	604,406
Intangible assets, net	20,474	34,195
Deferred income taxes	46,754	72,561
Other assets	29,757	26,684

Total assets	1,387,177	1,486,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	114,933	159,941
Accrued expenses and other current liabilities	116,446	140,834
Short-term borrowings	107,373	103,001
Current portion of long-term debt	23,038	24,778
Deferred income taxes	5,947	5,847

Total current liabilities	367,737	434,401

Long-term debt, excluding current installments	201,532	192,745
Pension liabilities	132,711	126,567
Deferred income taxes	9,900	12,908
Other liabilities	39,812	39,322
Minority interest	685	705

Total liabilities	752,377	806,648

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at June 30, 2005 and at September 30, 2004	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	349,842	406,510
Accumulated other comprehensive loss	(35,175)	(47,079)
Total shareholders’ equity	634,800	679,564

Total liabilities and shareholders’ equity	1,387,177	1,486,212

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2005

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total share- holders’ equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net Loss	—	—	(56,668)	—	—	(56,668)
Currency translation adjustment	—	—	—	9,552	—	9,552
Cash flow hedges (net of tax of 19)	—	—	—	(58)	—	(58)
Reclassification of losses to net income (net of tax of 365)	—	—	—	1,093	—	1,093
Unrealized gains on securities (net of tax of 192)	—	—	—	1,317	—	1,317

Total comprehensive Loss						(44,764)

Balances as of June 30, 2005	65,300	254,833	349,842	(35,175)	—	634,800

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

for the 9 months ended June 30, 2004

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total share- holders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	34,601	—	—	34,601
Currency translation adjustment	—	—	—	(5,203)	—	(5,203)
Cash flow hedges (net of tax of 487)	—	—	—	(1,461)	—	(1,461)
Reclassification of gains to net income (net of tax of 373)	—	—	—	(722)	—	(722)
Unrealized gains on securities (net of tax of 8)	—	—	—	408	—	408

Total comprehensive Income						27,623

Sale of treasury shares	—	(392)	—	—	878	486

Balances as of June 30, 2004	65,300	254,833	391,883	(45,231)	—	666,785

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

for the 9 months ended June 30, 2005 and 2004

(EUR thousand)

	9 Months ended
	2005	2004
Cash flows from operating activities
Net (loss)/income	(56,668)	34,601
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization on intangible and fixed assets	123,324	116,212
Allowance for doubtful accounts	111	142
Gain on sale of property, plant and equipment	(248)	(202)
Deferred income tax	24,436	(3,531)
Share of net income of unconsolidated affiliates	57	107
Minority interest	174	169
Changes in assets and liabilities , excluding effects of acquisitions
Increase in inventories	(13,739)	(25,166)
Decrease/(Increase) in accounts receivable	23,391	(23,853)
Increase in prepaid expenses and other current assets	(11,304)	(13,692)
(Decrease)/Increase in accounts payable	(48,706)	1,005
(Decrease)/Increase in other liabilities	(73)	351
(Decrease)/Increase in accrued expenses and other current liabilities	(27,629)	1,407
Increase in pension liabilities	5,813	5,664
Decrease/(Increase) in other assets	1,168	(790)

Net cash provided by operating activities	20,107	92,424

Cash flows from investing activities
Capital expenditures	(123,735)	(65,394)
Proceeds from sale of equipment	1,079	1,943
Investments in associated and unconsolidated companies	(2,140)	—

Net cash used in investing activities	(124,796)	(63,451)

Cash flows from financing activities
Net increase in short-term borrowings	2,232	267
Proceeds from borrowing of long-term debt	26,506	2,469
Principal payments under capital leasing obligations	(28)	(637)
Principal payments on long-term debt	(20,506)	(8,250)
Sale of treasury shares	—	486

Net cash provided by (used in) financing activities	8,204	(5,665)

Effect of exchange rate changes on cash	1,055	(1,556)
(Decrease)/Increase in cash and cash equivalents	(95,430)	21,752
Cash and cash equivalents at beginning of fiscal year	238,386	195,797

Cash and cash equivalents at end of period	142,956	217,549

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and nine-month periods ended June 30, 2005, and 2004 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004 included in the Company’s Annual Report for 2004.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS 123R is effective as of the beginning of the first fiscal year that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. EPCOS is currently determining the impact of the adoption of SFAS 123R on the Company’s consolidated financial statements.

Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans.

Stock option plans, which in the event of extraordinary, unforeseen developments, the Supervisory Board and Management Board are authorized to introduce a cap on possible gains from stock options are reported with their intrinsic value for pro forma calculation because a fair value cannot be determined.

The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

for the 3 months and 9 months ended June 30, 2005 and 2004

(EUR thousand, except share data)

	3rd Quarter		9 Months ended
	2005	2004	2005	2004
Net (loss) income
As reported	(7,550)	14,004	(56,668)	34,601
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(480)	(1,080)	(1,840)	(3,903)
Pro forma	(8,030)	12,924	(58,508)	30,698

Basic (loss) earnings per share
As reported	(0.12)	0.21	(0.87)	0.53
Pro forma	(0.13)	0.20	(0.90)	0.47

Diluted (loss) earnings per share
As reported	(0.12)	0.20	(0.87)	0.50
Pro forma	(0.13)	0.19	(0.90)	0.45

2. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2005 and 2004 used to compute pro forma net (loss) income disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2005 and 2004:

AVERAGE VALUES OF STOCK OPTIONS

for the 9 months ended June 30, 2005 and 2004

	9 Months ended
	2005	2004
Risk-free interest rate	3.16%	4.13%
Expected life of options (in years)	5	5
Expected volatility	43.4%	41%
Expected dividend yield (in percentage)	1.82%	1.24%

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2004	2,182,250	45.43

Granted	340,000	13.74
Exercised	—	—
Forfeited	35,500	24.36

Balance as of June 30, 2005	2,486,750	41.40

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Inventories, net

INVENTORIES, NET

(EUR thousand)

	June 30, 2005	Sep. 30, 2004
Raw materials and supplies	65,758	62,496
Work in process	66,157	72,224
Finished products	128,880	106,276

Total inventories, net	260,795	240,996

Total inventories as of June 30, 2005 and September 30, 2004, are net of valuation allowances of EUR 26.638 million and EUR 28.038 million, respectively.

4. Goodwill and Intangible Assets

We performed an impairment test on the goodwill associated with our ferrites reporting unit during the second quarter of fiscal 2005 due to a significant adverse change of expected ferrite core sales volume, combined with higher than originally estimated expenses associated with the closing-down of our ferrite manufacturing facility in Bordeaux, France. During the first two quarters of fiscal 2005 and since our last annual impairment test for fiscal 2004, we have experienced a much longer than expected decrease in demand for our ferrite cores. This development, coupled with the higher costs associated with closing down of our manufacturing facility, resulted in a revision to the earnings and cash flow forecasts for the ferrites reporting unit. Based on these circumstances, a goodwill impairment of EUR 11.800 million was recognized in the ferrites reporting unit. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The carrying amount of goodwill as of June 30, 2005, is as follows:

GOODWILL

(EUR thousand)

	June 30, 2005	Sep. 30, 2004
Capacitors	1,870	1,865
Ceramic Components	4,103	4,097
SAW Components	297	291
Inductors and Ferrites	2,057	13,835

Consolidated total	8,327	20,088

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Included in the Consolidated Balance Sheets as of June 30, 2005 and September 30, 2004 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	June 30, 2005		Sep. 30, 2004
	Gross	Net	Gross	Net
Patents, licenses and similar rights	42,457	9,930	39,596	11,550
Customer lists	3,200	1,787	3,200	2,026
Other	1,010	430	960	531

Total intangible assets (finite lives)	46,667	12,147	43,756	14,107

Amortization related to intangible assets (finite lives) amounted to EUR 1.580 million for the three-month period ended June 30, 2005 and EUR 4.823 million for the nine-month period ended June 30, 2005 (EUR 1.742 million for the three-month period ended June 30, 2004 and EUR 5.165 million for the nine-month period ended June 30, 2004). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first nine months of fiscal year 2005. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

fiscal years

(EUR thousand)

2005	6,055
2006	3,183
2007	2,701
2008	1,586
2009	1,296

5. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2004:	7,946
Increase in accruals related to warranties issued during reporting (+)	1,339
Increase in accruals related to preexisting warranties (+)	11
Utilization of accruals/reduction in liabilities (-)	(1,773)
Non-utilization of accruals/liabilities (-)	(3,474)
Foreign exchange translation adjustment	38

Accrual as of June 30, 2005	4,087

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

6. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month and nine-months periods ended June 30, 2005 and 2004:

EARNINGS (LOSS) PER SHARE

for the 3rd quarter and 9 months ended June 30, 2005 and 2004

(EUR thousand, except share data)

	3rd Quarter		9 Months ended
	2005	2004	2005	2004
Net (loss)/income -basic	(7,550)	14,004	(56,668)	34,601
Interest expense on convertible bonds (net of tax)	—	529	—	1,591
Net (loss)/income -diluted	(7,550)	14,533	(56,668)	36,192
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000	65,300,000	65,294,799
Effect of dilutive shares – stock options	—	88,792	—	119,617
Effect of dilutive shares – convertible bonds	—	6,500,000	—	6,500,000
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	71,888,792	65,300,000	71,914,416
Basic earnings per common share, EUR	(0.12)	0.21	(0.87)	0.53
Diluted earnings per common share, EUR	(0.12)	0.20	(0.87)	0.50

On June 30, 2005 6,500,000 shares relating to convertible bonds outstanding were not considered, because the inclusion would be antidilutive.

7. Pension plan

The following table presents the components of net pension cost for the first nine months ended June 30, 2005 and 2004:

PENSION COST, NET

For the 9 months ended June 30, 2005 and 2004

(EUR thousand)

	9 Months ended
	2005	2004
Service cost	3,723	3,959
Interest cost	6,477	6,275
Expected return on plan assets	(898)	(806)
Amortization of unrecognized actuarial gains or losses	257	198
Unrecognized prior service cost	39	42
Periodic pension cost, net	9,598	9,668

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

8. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(UNAUDITED)

(EUR MILLION)

	Capacitors	Ceramic Components	SAW Components	Inductors and Ferrites	Eliminations	Consolidated total
3 Months ended June 30, 2005
Orders received	85.0	93.2	82.6	43.3		304.1
Net sales	87.4	91.8	87.1	43.7		310.0
EBIT	(5.0)	(2.2)	5.9	0.4		(0.9)
Interest result, net						(2.4)
Loss before income taxes and minority interest						(3.3)
Provision for income taxes						(4.2)
Minority interest						(0.1)
Net loss						(7.6)
Depreciation, amortization and impairment	8.3	9.3	15.7	3.4	0.7	37.4
Capital expenditures	6.2	23.2	6.8	2.4	2.7	41.3

3 Months ended June 30, 2004
Orders received	90.3	91.7	99.4	49.9		331.3
Net sales	90.2	97.2	111.4	48.7		347.5
EBIT	(0.7)	5.3	12.8	1.8		19.2
Interest result, net						(1.1)
Income before income taxes and minority interest						18.1
Provision for income taxes						(4.0)
Minority interest						(0.1)
Net income						14.0
Depreciation and amortization	7.4	8.3	20.8	3.8	0.5	40.8
Capital expenditures	6.1	10.3	9.6	2.0	1.0	29.0

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(UNAUDITED)

(EUR MILLION)

	Capacitors	Ceramic Components	SAW Components	Inductors and Ferrites	Eliminations	Consolidated total
9 Months ended June 30, 2005
Orders received	249.3	270.9	237.2	125.3		882.7
Net sales	248.4	253.5	268.4	125.9		896.2
EBIT	(17.5)	(9.6)	20.2	(19.5)		(26.4)
Interest result, net						(6.0)
Loss before income taxes and minority interest						(32.4)
Provision for income taxes						(24.1)
Minority interest						(0.2)
Net loss						(56.7)
Depreciation, amortization and impairment	24.0	26.8	48.1	22,4	2.0	123.3
Capital expenditures	27.9	62.5	21.5	9,0	2.9	123.8

9 Months ended June 30, 2004
Orders received	281.4	296.4	348.0	158.5		1,084.3
Net sales	264.5	278.9	339.3	135.7		1,018.4
EBIT	(8.4)	11.8	43.7	(1.3)		45.8
Interest result, net						(4.7)
Income before income taxes and minority interest						41.1
Provision for income taxes						(6.3)
Minority interest						(0.2)
Net income						34.6
Depreciation and amortization	22.8	24.3	56.9	10.7	1.5	116.2
Capital expenditures	12.0	21.9	23.7	4.8	3.0	65.4

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: August 4, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG